EXHIBIT 99.1

FOR IMMEDIATE RELEASE For further information contact: Fern Lazar/David Carey Lazar Partners Ltd. 1-(866) GIVEN-IR flazar@lazarpartners.com/ dcarey@lazarpartners.com

Given Imaging Announces Change to Board of Directors

YOQNEAM, Israel, April 30, 2007 - Given Imaging Ltd. (NASDAQ: GIVN), the global leader in capsule endoscopy, today announced that Mr. Doron Birger had notified the Company of his intention to step down as Chairman of the Board of Directors during the second quarter of 2007 to focus on his activities as the President and CEO of Elron Electronic Industries Ltd. Mr. Birger has served as the Company's Chairman since 2002 and will continue to serve as a Director of the Company. In addition, Mr. Eyal Lifschitz, who served as a Director since 2003, will be stepping down following the next annual shareholders meeting of the Company.

The Board of Directors will consider the nomination of Mr. Israel Makov as a Director and its next Chairman. Mr. Makov most recently served as the President and Chief Executive Officer of Teva Pharmaceuticals Industries Limited, which he joined in 1995. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993, Chairman of Axiom Ltd. from 1987 until 1991 and founder, President and Chief Executive Officer of Interpharm Limited from 1979 until 1985. Mr. Makov has also been a Director of Bank Hapoalim Ltd. from October 2002 until February 2006, a Director of Ramot at Tel Aviv University Ltd. from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003.

The Company also announced that its Board of Directors has nominated Mr. Arie Mientkavitch for election as a Director at its next annual meeting of shareholders. Mr. Mientkavitch has served as Deputy Chairman of IDB Holding Corporation since 2006. He has also served as Chairman of the Board of Directors of Elron Electronic Industries since January 2007 and in parallel as Chairman of the Board of Directors of Rafael Development Corporation Ltd., or RDC, and Clal Tourism Ltd. Mr. Mientkavich has also been Chairman of the Board of Directors of Gazit Globe (Development) Ltd. since 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987

and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority – the Israeli equivalent of the United States Securities and Exchange Commission, or SEC. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam™ Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has three commercially available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; and the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract. The PillCam COLON video capsule to visualize the colon has been cleared for marketing in the European Union, and multi-center clinical trials are underway in Europe and the U.S. A capsule to visualize the stomach is under development. More than 500,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors", "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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